82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030507

REGISTRANT'S NAME Galloum Minerals Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 1 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2301

FISCAL YEAR 6-30-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/7/02

U.S. Exempt No. 82-2301

02 MAR -1 AM 8:56

AR/S
6-30-00

PALLAUM MINERALS LTD.

1000 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Shareholders of **Pallaum Minerals Ltd.** (the "Corporation") will be held at **1000 – 355 Burrard Street, Vancouver, British Columbia**, on **Thursday, December 21, 2000**, at the hour of **2:00 P.M.**, (Vancouver Time) for the following purposes:

1. To receive and consider the Report to Shareholders from the Board of Directors;
2. To receive and consider the audited financial statements of the Corporation for the financial year ended June 30, 2000, together with the auditor's report thereon;
3. To appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the auditor;
4. To elect Directors of the Corporation for the ensuing year;
5. To consider and, if deemed advisable, pass an ordinary resolution that subject to regulatory approval and in compliance with the policies of the regulatory authorities, the Board of Directors be authorized to cause the Corporation to enter into one or more private placement transactions and/or property transactions with subscribers during the ensuing 12-month period, providing for the issuance of up to 10 million common shares (or units consisting of 1 common share and 1 warrant) at then market prices (less allowable discounts) and upon such terms and conditions as may be approved by the Board of Directors.
6. To consider and, if deemed advisable, pass an ordinary resolution that the granting of options to insiders of the Corporation on March 16, 2000 be approved, ratified and confirmed..
7. To consider any amendment to or variation of any matter identified in this Notice.
8. To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

Accompanying this Notice of Meeting is a Management Proxy Circular, Form of Proxy, Letter to Shareholders, Report of the Auditor and Audited Financial Statements, and Supplemental Mailing List Return Card.

If you are unable to attend the Meeting in person, please return the Form of Proxy within the time set out in the Management Proxy Circular. As set out in the Form of Proxy, the enclosed form of Proxy is solicited by management, but you may amend it if you so desire by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia on November 10, 2000.

BY ORDER OF THE BOARD

Stanley R. Ford, P.Eng., MBA
President, CEO and Director

Pallaum Minerals Ltd.
#1000-355 Burrard Street
Vancouver, British Columbia V6C 2G8

MANAGEMENT PROXY CIRCULAR

(as at November 10, 2000, except as indicated)

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of **Pallaum Minerals Ltd.** (the "Corporation") for use at the Annual Meeting (the "Meeting") of its shareholders to be held on **December 21, 2000**, at the time and place and for the purposes set forth in the accompanying Notice of Meeting or at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or regular employees of the Corporation. **The cost of solicitation will be borne by the Corporation.**

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Form of Proxy are the President and a Senior Officer of the Corporation. ***A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER SUITABLE FORM OF PROXY.***

A proxy will not be valid unless the completed, signed and dated Form of Proxy is delivered to the office of CIBC **Mellon Trust Company, the registrar and transfer agent of the Corporation, by hand, at Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., V6E 3X1, Canada or by mail at P.O. Box 1900, Vancouver, B.C., V6C 3K9, Canada, not less than 48 hours (excluding Saturdays and holidays) before the day of the Meeting** or any adjournment thereof at which the proxy is to be used.

A shareholder or an intermediary who has given a proxy may revoke it pursuant to section 148(4) of the *Canada Business Corporations Act* by an instrument in writing duly executed and delivered to the registered office of the Corporation, **1500-1055 West Georgia Street, Vancouver, B.C. V6E 4N7, Canada, Fax (604) 688-4301** at any time up to and including the last business day that precedes the day of the Meeting, or at any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, or in any other manner permitted by law. A revocation of proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

On a poll, the nominees named in the accompanying Form of Proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder or intermediary on any ballot that may be called for. The Form of Proxy will confer discretionary authority on the nominees named therein with respect to:

a) each member or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;
b) any amendment to or variation of any matter identified therein; and

c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Form of Proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon in accordance with the nominee's best judgment.

VOTING OF SHARES

As of November 10, 2000, the Corporation had outstanding **19,657,004** fully paid and non-assessable common shares without par value, each carrying the right to one vote.

Only shareholders of record at the close of business on **November 10, 2000,** who either attend the Meeting personally or complete, sign and deliver a Form of Proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the Directors and Senior Officers of the Corporation, there are no parties who ***beneficially*** own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL MEETING

A majority of the votes cast at the Meeting (in person or by proxy) is required in order to elect Directors and to pass all the other resolutions referred to in the accompanying Notice of Meeting.

ELECTION OF DIRECTORS

The Articles of Continuation of the Corporation provide that the number of Directors of the Corporation shall be a minimum of three and a maximum of ten. The term of office of each of the current Directors will expire at the conclusion of the Meeting. The persons named below will be nominated for election at the Meeting as management's nominees. Each Director elected will hold office until the conclusion of the next Annual Meeting of the Corporation at which a Director is elected, unless the Director's office is earlier vacated in accordance with the provisions of the ***Canada Business Corporations Act.*** **Unless otherwise directed, it is management's intention to vote proxies in favour** of management's nominees.

The following table sets out the names of management's nominees for election as Directors, all offices in the Corporation each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 31, 2000:

Name, Position & Country of Residence	***Occupation, Business or Employment***	***Period a Director of Corporation***	***Shares Beneficially Owned or Controlled***
Stanley R. Ford *President, Chief Executive Officer and Director* *Canada*	President & Chief Executive Officer of the Corporation; Professional Engineer; Master Business Administration; President & Director, Pallaum Nevada	November 19, 1990	1,213,36[illegible]
Christopher A. Serin *Director* *Canada*	Financial Consultant, director of several public natural resource companies; Master Business Administration	April 12, 1994	2,5[illegible]
Michael Devlin *Director* *Australia*	Deputy Chairman of AM Corporation Limited, a Pension Fund Administrator	September 5, 1995	383,6[illegible]
Robert F. Sheldon *Director* *Canada*	B.Sc., Geological Engineering; semi-retired consultant for the past 5 years; director, Altair International Inc. May 1997 to present; director, Aspen Exploration Corp., 1982 to present; past president of Newmont Exploration of Canada Ltd., past vice president of Newmont Mines Ltd.; past president of B.C. and Yukon Chamber of Mines and The Engineers Club	March 20, 1997	14,0[illegible]

The information as to residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

The Corporation does not have an Executive Committee of its directors. The Corporation is required to have an Audit Committee and the current members of the Audit Committee are: Stanley R. Ford, Christopher A. Serin and Robert F. Sheldon.

EXECUTIVE COMPENSATION

The following tables sets forth all compensation paid in respect of the individual who was, at the financial year ended June 30, 2000, the Chief Executive Officer of the Corporation. There were no executive officers of the Corporation whose total salary and bonus exceeded $100,000 during the financial year ended June 30, 2000.

Summary Compensation Table

There is only one Named Executive Officer of the Corporation, namely, Stanley R. Ford, President and Chief Executive Officer.

The compensation for the Named Executive Officer for the Corporation's and its subsidiary's three most recently completed financial years ended June 30th is as set out below:

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts $	All Other Compensation ($)
Stanley R. Ford President, Chief Executive Officer, Director •	2000	Nil	Nil	Nil	450,000 [1]	416,667 [4] 500,000 [5] 149,000 [6]	Nil	Nil
	1999	Nil	Nil	Nil	250,000 [2] 350,000 [3]	Nil	Nil	Nil
	1998	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) These options were granted on March 16, 2000 at a price of $0.36 per share, exercisable on or before March 15, 2005.
(2) These options were cancelled on June 9, 1999.
(3) These options were granted on June 9, 1999 at a price of $0.15 per share, exercisable on or before June 8, 2004. All of these options were exercised during the past fiscal year;
(4) Each unit consisted of one common share of the Company and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. Ford to acquire one additional common share of the Company on or before May 26, 2000 at a price of $0.12 per share and at a price of $0.15 per share if exercised after May 26, 2000 and on or before May 26, 2001. The shares were subject to a hold period expiring on August 18, 2000;
(5) Each unit consisted of one common share of the Company and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. Ford to acquire one additional common share of the Company on or before December 15, 2000 at a price of $0.10 per share and at a price of $0.15 per share if exercised after December 15, 2000 and on or before December 15, 2001. These shares were subject to a hold period expiring on April 29, 2000;
(6) Each unit consisted of one common share of the Company and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. Ford to acquire one additional common share of the Company on or before June 23, 2002 at a price of $0.48 per share. These shares were subject to a hold period expiring on October 23, 2000.

No long-term incentive plan awards have been made to the Named Executive Officer for the Corporation's most recently completed financial year or at any time.

STOCK OPTIONS

The following table sets forth information concerning individual grant of options to purchase securities of the Company made during the most recently completed financial year to the Named Executive Officer of the Company:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to All Employees in the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Stanley R. Ford	450,000 [1]	42.9%	$0.36	$0.50	March 15, 2005

(1) These options were granted to International Royalties Corp., a private company owned as to 100% by Mr. Ford.

The following table summarizes options exercised by the Named Executive Officer of the Company during the most recently completed financial year of the Company:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options/SARs at June 30/2000 Exercisable/ Unexercisable #	Value of Unexercised in the Money Options/SARs at June 30/2000 Exercisable/ Unexercisable $
Stanley R. Ford	66,000 (Jan. 19/00) 75,000 (Feb. 3/00) 170,000 (Feb. 17/00) 39,000 (Mar. 13/00)	$ 1,320 $ 7,500 $ 22,100 $ 9,750	450,000	$ Nil

(1) The aggregate net value is the market value less the exercise price at the date of exercise.

There are no defined benefit or actuarial plans in place or proposed at this time.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There is no employment contract between the Corporation and the Named Executive Officer; however, the Corporation has entered into a management contract with International Royalties Corporation ("IRC") dated May 1, 1997, a company controlled by Stanley R. Ford, the Named Executive Officer, which obligates IRC to provide day-to-day management services as well as office facilities, secretarial services, telephone, photocopier, computer, answering and facsimile services in return for the payment of $4,485 per month and reimbursement of all expenses incurred by IRC on behalf of the Corporation plus a handling fee of 10% applicable to all disbursements incurred. The management contract has a one-year term but is renewable by consent of both parties. During the year ended June 30, 2000, the Corporation paid IRC $56,770 under this contract.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officer resulting from resignation, retirement or any other termination of employment of the Named Executive Officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

DIRECTORS' AND SENIOR OFFICERS' COMPENSATION

There are no standard arrangements under which Directors or Senior Officers were compensated by the Corporation and its subsidiaries during the recently completed financial year for their services in their capacity as directors, officers or consultants; other than a Senior Officer was paid accounting and administrative fees of $29,500 during the past financial year and Directors and Senior Officers were reimbursed for out-of-pocket expenses.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors and Senior Officers of the Company (other than the Named Executive Officer):

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to All Employees In the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Peter Rook-Green (Senior Officer)	75,000 [1]	7.1%	$0.36	$0.50	March 15, 2005

[1] These options were granted on March 16, 2000 at a price of $0.36 per share, exercisable on or before March 15, 2005.

The following table summarizes options exercised by a Senior Officer of the Company during the most recently completed financial year of the Company:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options/SARs at June 30/2000 Exercisable/ Unexercisable #	Value of Unexercised in the Money Options/SARs at June 30/2000 Exercisable/ Unexercisable $
Peter Rook-Green	50,000 (Mar. 2/00)	$ 9,000	75,000	$ Nil

[1] The aggregate net value is the market value less the exercise price at the date of exercise.

During the last completed financial year, no options were exercised by the Directors of the Corporation (other than the Named Executive Officer).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Corporation, no proposed nominee for election as a Director of the Corporation, and no associates or affiliates of any of them, is or has been indebted to the Corporation at any time since the beginning of the Corporation's last completed financial year, other than:

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding As at June 30, 2000	Amount Outstanding As at Oct. 31, 2000
International Royalties Corp. [1]	Lender	$22,377	$15,642

[1] International Royalties Corp. is a private company controlled by Mr. Ford.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, none of the Directors or Senior Officers of the Corporation, or any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction during the past year of any proposed transaction which has materially affected or will materially affect the Corporation, other than:

Stanley R. Ford, the President and a Director of the Company agreed to purchase by way of private placement:

- 416,667 units at $0.12 per unit. Each unit consisted of one (1) common share and one (1) 24-month share purchase warrant (the "Warrant") entitling Mr. Ford to purchase one (1) additional common share of the Company on or before May 26, 2000 at a price of $0.12 per share and at a price of $0.15 per share if exercised after May 26, 2000 and on or before May 26, 2001. Mr. Ford has not exercised the Warrant in whole or in part.
- 500,000 units at $0.10 per unit. Each unit consisted of one (1) common share and one (1) 24-month share purchase warrant (the "Warrant") entitling Mr. Ford to purchase one (1) additional common share of the Company on or before December 15, 2000 at a price of $0.10 per share and at a price of $0.15 per share if exercised after December 15, 2000 and on or before December 15, 2001. Mr. Ford has not exercised the Warrant in whole or in part.
- 149,000 units at $0.36 per unit. Each unit consisted of one (1) common share and one (1) 24-month share purchase warrant (the "Warrant") entitling Mr. Ford to purchase one (1) additional common share of the Company on or before June 23, 2002 at a price of $0.48 per share. Mr. Ford has not exercised the Warrant in whole or in part.

Peter Rook-Green, the Chief Financial Officer and Corporate Secretary of the Company agreed to purchase by way of private placement a total of 101,000 units at $0.36 per unit. Each unit consisted of one (1) common share and one (1) 24-month share purchase warrant (the "Warrant") entitling Mr. Rook-Green to purchase one (1) additional common share of the Company on or before June 23, 2002 at a price of $0.48 per share. Mr. Rook-Green has not exercised the Warrant in whole or in part.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein or under "Particulars of Other Matters to be Acted Upon", and other than the election of Directors or the appointment of Auditor, no Director or Senior Officer of the Corporation or any proposed nominee of the management of the Corporation for election as a Director of the Corporation, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

U.S. Exempt No. 82-2301

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of **Morgan & Company**, Chartered Accountants, Vancouver, British Columbia, as auditor for the Corporation, to hold office until the next Annual Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. Morgan & Company has been auditor of the Corporation since November 8, 1994.

MANAGEMENT CONTRACTS

None other than as previously set forth.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statement prepared to the Corporation's year end of June 30, 2000, together with the report thereon of the auditor of the Corporation are being mailed along with the Notice of Meeting, Management Proxy Circular, and Form of Proxy. At the Annual Meeting, the shareholders will be asked to consider the Report of the Directors and the audited financial statements of the Corporation.

General Private Placements/Property Acquisitions

The only source of capital presently available to the Corporation is equity financing. In order for the Corporation to raise funds to carry on its ongoing programs, the Corporation might arrange private placement subscriptions for common shares or for securities convertible into common shares.

Shareholders are being asked to pass an ordinary resolution allowing the Corporation's Directors to cause the Corporation to enter into one or more private placement agreement transactions during the ensuing 12 month period providing for the issuance of up to 10 million shares (or units consisting of 1 share and 1 warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the Directors of the Corporation. It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution; however, it is a general policy of the regulatory authorities that the shareholders of the Corporation are required to approve a private placement (including warrants granted as part of such placement) if the number of shares to be issued to one placee, or to a group of placees who intend to vote their shares as a group, is equal to or greater than 20% of the number of the Corporation's shares outstanding after giving effect to the issuance of the private placement shares (including the exercise of any warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Corporation or the creation of a control block.

Management considers that it is in the best interests of the Corporation to obtain an authorization from the shareholders for additional private placements and/or property acquisitions to be entered into during the next 12 months. This approval will obviate the necessity of obtaining shareholder approval for each specific private placement and/or property acquisition, thereby reducing the time required to obtain regulatory approval and decreasing the Corporation's administrative costs relating to such private placements and/or property acquisitions.

The private placements and/or property acquisitions will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to continue or expand its activities. Each private placement and/or property acquisition transaction authorized hereunder will be made with

persons who may or may not be dealing at arm's length to the Corporation; however, the subscription prices for private placements will comply with the policies of the regulatory authorities.

In the event that the shareholders do not pass the resolution authorizing the Corporation to issue such common shares by way of one or more private placement transactions and/or property acquisitions with persons who are not dealing at arm's length to the Corporation, the Corporation may be required to seek shareholder approval for the private placements negotiated thereafter.

Stock Options

Shareholders will be asked to approve, ratify and confirm the grants of incentive stock options made to insiders of the Company as at March 16, 2000 not previously approved by the Shareholders, as follows:

Name of Insider	Number of Securities Under Option	Exercise Price	Expiry Date
International Royalties Corp. (Stanley R. Ford) *President*	450,000	$0.36	March 15, 2005
Peter Rook-Green *Chief Financial Officer and Corporate Secretary*	75,000	$0.36	March 15, 2005

APPROVAL AND CERTIFICATION

The contents and sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

To the best of the knowledge of the Directors of the Corporation, the Management Proxy Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED the 10th day of November, 2000.

PALLAUM MINERALS LTD.

Stanley R. Ford, P.Eng., MBA
President and Director

The Form of Proxy, Report to Shareholders and the Audited Financial Statements of the Corporation accompany this Management Proxy Circular.

British Columbia
Securities Commission

QUARTERLY REPORT
Form 61

SCHEDULE A:	**FINANCIAL INFORMATION**
SCHEDULE B:	**SUPPLEMENTARY INFORMATION**
SCHEDULE C:	**MANAGEMENT DISCUSSION**

ISSUER DETAILS		
Name of Issuer **PALLAUM MINERALS LTD.**	For Quarter Ended June 30, 2000	Date of Report November 14, 2000
Issuer's Address **Suite 1000 – 355 Burrard Street Vancouver, B.C. V6C 2G8**	*Issuer's Fax No.* **604-687-0384**	*Issuer's Telephone No.* **604-687-5257**
Contact Person **Peter G. Rook Green, CMA**	*Contact's Position* **Corporate Secretary**	*Contact's Telephone No.* **604-507-2150**

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed*
"Stanley R. Ford"	**Stanley R. Ford, Director**	November 14, 2000
Director's Signature	*Print Full Name*	*Date Signed*
"Christopher A. Serin"	**Christopher A. Serin Director**	November 14, 2000

Pallaum Minerals Ltd.

Consolidated Financial Statements

June 30, 2000 and 1999

AUDITORS' REPORT

To the Shareholders,
Pallaum Minerals Ltd.

We have audited the consolidated balance sheets of **Pallaum Minerals Ltd.** as at June 30, 2000 and June 30, 1999 and the consolidated statements of loss and deficit, statements of cash flows and resource property deferred costs for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and June 30, 1999, and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

Vancouver, Canada
October 20, 2000

"Morgan & Company"
Chartered Accountants

PALLAUM MINERALS LTD.

Consolidated Balance Sheets
As at June 30, 2000 and 1999

	2000	1999
ASSETS		
Current Assets		
Cash and short-term deposits	$ 8,927	$ 2,122
Accounts and advances receivable	97,489	412
Due from related parties (Note 6)	22,377	6,959
Share Subscriptions Receivable (Note 4(d))	110,100	—
	238,893	9,493
Resource Properties and Deferred Exploration and Development Costs (Note 3)	446,407	443,282
Capital Assets (net)	1,743	2,178
	$ 687,043	$ 454,953
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 82,314	$ 251,838
Due to related parties (Note 6)	—	20,644
Loans from shareholders (Note 7)	—	40,500
	82,314	312,982
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	9,028,243	8,213,179
Deficit	(8,423,514)	(8,071,208)
	604,729	141,971
	$ 687,043	$ 454,953

Approved by the Directors:

"Stanley R. Ford" Director

"Christopher A. Serin" Director

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.
Consolidated Statements of Loss and Deficit
For Years Ended June 30, 2000 and 1999

	2000	1999
Interest Income	$ 718	$ 465
Administration Costs		
Administration	39,507	67,432
Consulting fees	78,869	79,695
Depreciation	436	545
Management fees	36,000	36,000
Professional fees	7,993	12,694
Regulatory and transfer agent fees	19,688	2,558
Travel and promotion	78,985	36,865
Loss (gain) on U.S. exchange	840	(1,774)
	262,318	234,015
Loss before the following	(261,600)	(233,550)
Write-off of resource properties	(90,706)	(2,315,457)
Loss for the year	(352,306)	(2,549,007)
Deficit Beginning Of Year	(8,071,208)	(5,522,201)
Deficit – End of Year	$ (8,423,514)	$ (8,071,208)
Loss per share	$ (0.02)	$ (0.22)

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.
Consolidated Statements of Cash Flows
For Years Ended June 30, 2000 and 1999

	2000	1999
Operating Activities		
Loss for the year	$ (352,306)	$ (2,549,007)
Items not affecting cash:		
Depreciation	436	545
Write-off of resource properties	90,706	2,315,457
	(261,164)	(233,005)
Change in non-cash working capital		
Related to operations		
Accounts receivable	(97,077)	7,106
Prepaid expenses	—	6,500
Accounts payable	(72,760)	166,763
	(169,837)	180,369
	(431,001)	(52,636)
Investing Activities		
Investment in resource properties and deferred exploration and development costs (net)	(93,831)	(288,019)
Financing Activities		
Issuance of shares for cash net of related expenses	718,300	208,500
Share subscriptions receivable	(110,100)	—
Loans from shareholders	(40,500)	40,500
Advances from (to) related parties	(36,063)	54,410
	531,637	303,410
Increase (Decrease) In Cash During The Year	$ 6,805	$ (37,245)
Cash, Beginning Of Year	$ 2,122	$ 39,367
Cash, End Of Year	$ 8,927	$ 2,122

Supplemental Information on Non-Cash Investing & Financing Activities
During the 2000 fiscal year, non-cash transactions included 218,800 shares for finders' fees for deemed proceeds of $26,988 and 387,056 shares issued for debt for deemed proceeds of $96,764. During the 1999 fiscal year non-cash transactions included 55,000 shares issued for mineral properties for deemed proceeds of $36,450, and 43,077 shares for finders' fees for deemed proceeds of $17,250.

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For Years Ended June 30, 2000 and 1999

	Balance June 30, 1999	Expenditures for the year	Disposals/ Write-offs for the year	Balance June 30, 2000
Acquisition Costs, Option Payments and Advance Royalties:				
Labrador Nickel Syndicate	$ 105,162	$ 3,125	$	$ 108,287
St. Martinville Oil Prospect	—	90,706	(90,706)	—
Deferred Exploration Costs and Development Expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 443,282	$ 93,831	$ (90,706)	$ 446,407

	Balance June 30, 1998	Expenditures for the year	Disposals/ Write-offs for the year	Balance June 30, 1999
Acquisition Costs, Option Payments and Advance Royalties				
Labrador Nickel Syndicate	$ 105,162	$ —	$ —	$ 105,162
Bullion Mountain Project	158,498	46,439	(204,937)	—
CVP Project	125,058	53,507	(178,565)	—
East Cortez Project	57,691	10,011	(67,702)	—
Stone Canyon Cabin Project	110,184	43,123	(153,307)	—
RM Project	49,325	5,880	(55,205)	—
WC Project	47,166	3,496	(50,662)	—
Hill Project	45,727	1,907	(47,634)	—
W Project	46,591	2,860	(49,451)	—
Buff Project	46,086	2,384	(48,470)	—
Deferred Exploration Costs and Development Expenditures				
Labrador Nickel Syndicate	188,445	149,675	—	338,120
Bullion Mountain Project	711,328	—	(711,328)	—
CVP Project	297,641	—	(297,641)	—
East Cortez Project	46,040	692	(46,732)	—
Stone Canyon Cabin Project	85,674	—	(85,674)	—
RM Project	272,356	—	(272,356)	—
WC Project	9,864	4,450	(14,314)	—
Hill Project	7,834	—	(7,834)	—
W Project	14,673	—	(14,673)	—
Buff Project	8,927	45	(8,972)	—
	$ 2,434,270	$ 324,469	$ (2,315,457)	$ 443,282

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
June 30, 2000 and 1999

1. **CONTINUED OPERATIONS:**

The Company, directly and through joint ventures, is in the process of exploring its resource properties and has not yet determined whether or not these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or, alternatively, upon the ability of the Company to dispose of properties or its interest therein on an advantageous basis.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

<u>Consolidation</u>

These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Pallaum Nevada, and its wholly-owned dormant Canadian subsidiary, Reymont Resources Ltd.

<u>Capital Assets</u>

Capital Assets are recorded at cost. The company's depreciation policy is 20% straight-line with depreciation at half-rate during the year of acquisition.

<u>Loss Per Share</u>

Basic loss per share computations are based upon the weighted average number of shares outstanding during the year.

<u>Resource Properties and Deferred Exploration and Development Costs</u>

The costs of resource properties, including related acquisition and development costs, and administrative costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold, abandoned or become impaired.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and related notes to the financial statements. Actual results may vary from those estimates.

<u>Financial Instruments</u>

The carrying amounts for cash and short term deposits, accounts and advances receivable, accounts payable, accrued liabilities, due to/from related parties and share subscriptions payable on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant information about the financial instrument.

PALLAUM MINERALS LTD.
Notes to Consolidated Financial Statements
June 30, 2000 and 1999

2. **SIGNIFICANT ACCOUNTING POLICIES, continued:**

Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rates prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 4c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

3. **RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS**

Labrador Nickel Syndicate
The Company and a company then related by a common officer and director formed the Labrador Nickel Syndicate ("LNS") and optioned a 100% interest in seventeen properties totaling 2,529 claims located in the Voisey Bay/Harp Lake area of Labrador. LNS is a 50-50 joint venture between the two companies.

Under the agreements, the Company issued 100,000 shares to a third party who staked the claims, and issued finders' fees consisting of 108,750 shares and $500 to a group who arranged for the transaction.

On June 21, 1995, the Company announced that the land position had been increased to 2,533 claims south of the major Voisey's Bay discovery, and that pursuant to an agreement between itself, the related company, and a public company, it was agreed that the public company could earn a 50% interest in the property, subject to a net smelter return royalty of 3% payable to the staker, for $250,000 and the issuance of 350,000 shares of the public company paid to the staker; and work commitments totaling $500,000.

In November, 1995, the public company earned a 50% interest in the property in accordance with the terms of the agreement.

In 1998, the LNS decided to reduce its holdings to the core mineral claims, and has reduced the property to 250 claims.

The parties have agreed in principle to the terms of a joint venture on the properties.

St. Martinville Oil Prospect
The Company entered into an agreement to acquire a 15% interest in the St Martinville Field, Louisiana Prospect. The Company drilled unsuccessfully, plugged the well, and abandoned the property. All costs relating to the property have been written off.

PALLAUM MINERALS LTD.
Notes to Consolidated Financial Statements
June 30, 2000 and 1999

3. **RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS, continued:**

Hood County Oil Prospect
The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 per-cent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. As a result of delays in drilling, the Company was not required to pay for its share of costs until subsequent to the year-end.

NEVADA PROPERTIES
Bullion Mountain, CVP, East Cortez, Stone Cabin, RM, WC, HILL, W, and Buff Properties
During the 1999 fiscal year the Company abandoned all of its Nevada resource properties, and wrote off the costs incurred.

4. **SHARE CAPITAL:**

(a) Authorized -
Unlimited common voting shares without nominal or par value
Unlimited number of Class A preferred shares without nominal or par value
Unlimited number of Class B preferred shares without nominal or par value

(b) Issued –

Share capital has been issued as follows:

	Number of Shares		Amount
Balance June 30, 1998	11,624,405	$	7,968,229
Issued for cash:			
Private Placements net of expenses (d)	632,500	$	191,250
Issued for finders' fees (e)	43,077		17,250
Issued for properties (f)	55,000		36,450
Balance June 30, 1999	12,354,982	$	8,213,179
Issued for cash:			
Exercise of options	400,000	$	60,000
Exercise of warrants	330,000		45,800
Private Placements net of expenses (d)	4,708,333		585,512
Issued for finders' fees (e)	215,800		26,988
Issued for debt (g)	387,056		96,764
Balance June 30, 2000	18,396,171	$	9,028,243

4. **SHARE CAPITAL, continued:**

(c) Warrants and options providing for the issue of additional common shares are outstanding as follows:

Item	Number June 30, 1999	Number June 30, 2000	Exercise Price	Expiry Date
Options	200,000	150,000	$0.15	June 8/01
Options	—	100,000	$0.25	January 24/02
Options	750,000	400,000	$0.15	June 8/04
Options	—	950,000	$0.36	March 15/05
Warrants	595,000	—	$1.00	July 31/99
Warrants	357,500	277,500	$0.26/$0.35	October 29/99/00
Warrants	275,000	—	$0.60	June 17/00
Warrants	—	1,250,000	$0.15	May 26/01
Warrants	—	2,750,000	$0.10/$0.15	December 15/01/02
Warrants	—	479,133	$0.48	June 23/02

(d) During the year ended June 30, 2000, the company received, or was due $585,512 as proceeds of a private placement, net of finders' fees from the issuance of 4,708,333 shares. The balance of $110,100 was received in full subsequent to the year-end. During 1999, the Company received $191,250 as proceeds of a private placement, net of finder's fees from the issuance of 632,500 shares.

(e) During the year ended June 30, 2000, the Company issued 215,800 shares for deemed proceeds of $26,988 as finders' fees for financing. The Company issued 43,077 shares for deemed proceeds of $17,250 as finders' fees for a financing during 1999.

(f) During the year ended June 30, 1999, the Company issued 55,000 shares for deemed proceeds of $36,450 as part of the acquisition cost of mineral properties.

(g) During the year ended June 30, 2000, the Company issued 387,056 shares to settle an outstanding debt in the amount of $96,764.

(h) During the year ended June 30, 2000, the Company granted 950,000 stock options to directors, officers and employees at $0.36 per share exercisable until March 15, 2005.

During the year ended June 30, 1999, the Company granted 750,000 stock options to directors, officers and employees at $0.15 per share with an expiry date of June 8, 2004 and granted 200,000 stock options to directors, officers and employees at $0.15 per share with an expiry date of June 8, 2001.

(i) As at June 30, 2000 and 1999 the Company had Nil shares in escrow.

5. **INCOME TAX**

The Company has incurred losses for income tax purposes totaling $3,079,000 that may be carried forward to reduce taxable income and will expire at various dates up to June 30, 2007. The Company also has $3,920,000 of exploration and development expenses, which may be utilized for tax purposes. This amount is net of $1,316,000 of expenses which have been renounced and are not deductible by the Company for income tax purposes.

PALLAUM MINERALS LTD.
Notes to Consolidated Financial Statements
June 30, 2000 and 1999

6. **RELATED PARTY TRANSACTIONS**

During the year ended June 30, 1999 the Company incurred management fees of $36,000 (1999 - $36,000) and $20,770 (1999 - $38,310) for office facilities and services with a company related by virtue of a common director and officer. The Company also incurred accounting and administrative fees of $29,500 (1999 - $30,000) with a company owned by an officer.

Due from Related Parties at June 30, 2000 includes $22,377 (1999-$6,819) due from a company related by a common director and officer. Due to Related Parties includes $Nil (1999 – 14,762) due to a company related by a common director and officer; and $Nil (1999 - $5,882) due to directors and officers of the company. Share subscriptions receivable includes $73,740 due from a director, which was paid in full subsequent to the year-end.

7. **LOANS FROM SHAREHOLDERS**

Loans from shareholders are non-interest bearing and have no specific terms of repayment.

8. **SUBSEQUENT EVENTS**

Subsequent to the year end, the Company:

1. Executed an agreement to participate in an oil and gas property in Texas, U.S.A. The Company paid $US35,100 for a 22½% working interest or an 18% net revenue interest for the drilling and testing portion of the project. If necessary, the Company has committed to advance a further $US35,100 for estimated completion costs.
2. Arranged and received regulatory approval for a private placement of $95,200. The private placement consists of 560,000 units priced at $0.17 per unit. Each unit consists of one common share and one two-year purchase warrant that enables the investor to purchase an additional 560,000 shares at a price of $0.22 per share.
3. Subject to regulatory approval, entered into a six-month contract with an arm's length company to carry out investor relations and to assist the Company in raising capital for further oil and gas projects. The contract calls for the Company to pay a monthly retainer of $3,500, and to issue the investor relations company an option to purchase 200,000 shares of the company at an exercise price of $0.22 per share, exercisable for a period of two years.

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the year ended June 30, 2000

1. Resource Property costs incurred during the year were $93,831, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

Administration expenses amounted to $262,318 for the year, and are shown on the "Consolidated Statements of Loss and Deficit".

Related party expenditures for the year consisted of $36,000 paid for management fees and $20,770 for office facilities paid to a company controlled by a director; and $29,500 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

2. (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit	Amount
55,000	Exercise of Warrants	$0.26	$14,300
250,000	Exercise of Warrants	$0.10	$25,000
387,056	Issued for debt	$0.25	$96,764
458,333	Private Placement	$0.36	$165,000
20,800	Finders Fee	$0.36	$7,488

(b) Summary of options granted during the quarter: Nil.

3. As at the end of the quarter:

(a) Authorized share capital:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value
Unlimited number of Class B preferred shares without par value

(b) Issued and outstanding shares: 18,396,171 common shares

(c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	150,000	$0.15	June 8, 2001
Options	100,000	$0.25	January 24, 2002
Options	400,000	$0.15	June 8, 2004
Options	950,000	$0.36	March 15, 2005
Warrants	277,500	$0.26 $0.35	October 29, 1999 October 29, 2000
Warrants	1,250,000	$0.15	May 26, 2001
Warrants	2,750,000	$0.10 $0.15	December 15, 2001 December 15, 2002
Warrants	479,133	$0.48	June 23, 2002

(b) Number of shares in escrow: NIL

(c) Directors: Stanley R. Ford, Christopher A. Serin, Robert F. Sheldon, Michael Devlin, Kathleen Muzzio

PALLAUM MINERALS LTD.
SCHEDULE "C"
MANAGEMENT DISCUSSION
For the twelve-month period ended June 30, 2000

OPERATIONS
During the year, the Company decided to expand its activities to participate in oil and gas projects. The Company evaluated opportunities to participate in such projects, and decided to participate in some projects in the southern United States. The Company is excited about the opportunities it has agreed to participate in, given the high prices for oil and gas.

Hood County Oil Prospect
The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30- miles southwest of Ft. Worth, Texas. Drilling did not commence until October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas, including the Atoka Sands. On November 13, 2000, the Company announced that the operator has been instructed to complete the well in the Atoka Sands, and to place it into commercial production. International Oil & Gas in currently in communications with Michell Energy Services to negotiate a gas delivery contract.

Archer County Oil Prospect
The Company executed an agreement to acquire a 22-1/2 percent working interest or an 18% net revenue interest in an oil and gas prospect in Archer County, Texas. Drilling of this prospect is expected to commence in late November 2000.

North Barataria, Louisiana Oil Property
The Company entered into a letter of intent to acquire a 20 per-cent interest in the North Barataria property, a 300-acre oil and gas prospect located in Jefferson Parish, Louisiana. This agreement is subject to regulatory approval, and originally expired December 1, 1999, but has now been extended. The property is located in a historical oil and gas production area, which has produced over 57 million barrels of oil and 176 billion cubic feet of natural gas. The Company is awaiting confirmation as to when drilling will commence on this property.

St. Martinville, Louisiana Oil Property
The Company participated in a drilling program on an oil well located in St. Martinville, Louisiana. The Company's share of the costs was $90,706 (Cdn). The well was drilled to a depth of 5,635 feet, encountered no hydrocarbons, and was plugged and abandoned. As a result, the Company wrote off the costs incurred.

Labrador Nickel Syndicate ("LNS")
The Company continues to hold its interest in the LNS Syndicate. However, the project has been put on hold pending resolution of matters with the native people of Labrador, and the current low prices for minerals. The Company holds a 25% interest in the LNS.

FINANCIAL & CORPORATE
The loss for the period ended June 30, 2000 was $352,306 or $0.02 per share, compared to $2,549,007 or $0.22 per share for the same period last year. Cash and short-term deposits at June 30, 2000 were $8,927 compared to $2,122 at June 30, 1999.

Subsequent to the year-end, the Company announced that it had arranged and received regulatory approval for a private placement of $95,200. The private placement consists of 560,000 units priced at $0.17 per unit. Each unit consists of one common share and one two-year purchase warrant that enables the investor to purchase an additional 560,000 shares at a price of $0.22 per share.

INVESTOR RELATIONS
During the period, the Company received inquiries from investors and shareholders, which were responded to by Company officers, directors, and staff.

Effective September 1, 2000, the Company entered into a six-month contract with Critical Link Communications of Vancouver to carry out investor relations and to assist the Company in raising capital for further oil and gas projects. The contract calls for the Company to pay a monthly retainer of $3,500, and to issue the investor relations company an option to purchase 200,000 shares of the company at an exercise price of $0.22 per share, exercisable for a period of two years. The Company has received regulatory approval for this agreement.

Stanley R. Ford
President and Director
November 14, 2000